INTERVIDEO, INC.

Exhibit 23.1

Consent of Independent Auditors

The Board of Directors

InterVideo, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-107441) on Form S-8 of InterVideo, Inc. and subsidiaries (the “Company”) of our report dated February 11, 2004, with respect to the consolidated balance sheets of the Company as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2003, which report appears in the December 31, 2003, annual report on Form 10-K of the Company.

Our report dated February 11, 2004 contains an explanatory paragraph that refers to the Company’s adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” effective January 1, 2002.

/s/ KPMG LLP
Mountain View, California March 26, 2004